SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  August 15, 2023

Earnings Release

Q2'23

investors.nu

São Paulo – August 15, 2023 – Nu Holdings Ltd. (“Nu”, “Nu Holdings” or “the Company”) (NYSE: NU), one of the world’s largest digital banking platforms, today reported its unaudited results for the quarter ended on June 30, 2023 (Q2'23). Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q2’23 Financial and Operating Results



Added **4.6 million** customers in the quarter and **18.4 million** year-over-year (YoY), reaching a total of **83.7 million** customers, up **28%** YoY, underscoring Nu’s position as one of the largest and fastest-growing digital financial services platforms worldwide and the fifth largest financial institution in Latin America by number of customers[1]. In Brazil, the pace for monthly net-adds continued at almost **1.5 million** customers, establishing Nu as the fourth-largest financial institution in this country in number of customers[2].

Posted a Profit of **$224.9 million** in the quarter**,** compared to a **$29.9 million** Loss in Q2'22, while Adjusted Net Income reached **$262.7 million,** compared to **$17.0 million** in Q2'22. Revenues up **60%** YoY on FX neutral basis (FXN) to **$1.9 billion**, with Monthly Average Revenue per Active Customer (ARPAC) up **18%** YoY FXN to **$9.3**.

Deposits were up **23%** YoY FXN to **$18.0 billion**, while Nu's Total Portfolio rose **48%** YoY FXN to **$14.8 billion** with Interest-Earning Portfolio (IEP) at **$6.3 billion**. Loan-to-Deposit ratio (LDR) achieved **35%** this quarter and cost of funding remained virtually stable QoQ at **80%** of the Brazilian Interbank Deposit rate (CDI).

15-90 NPL ratio achieved **4.3%**[3], -10bp QoQ, while 90+ NPL ratio increased 40 basis points (bp) QoQ to **5.9%**[3], in line with the expected stacking behavior of the early delinquency buckets in previous periods.

Net Interest Margin (NIM) continued to expand, increasing by 260 bp QoQ and 860bp YoY to **18.3%,** an all-time high. Risk-adjusted NIM expanded 140 bp QoQ and 570bp YoY to another record-high of **8.0%**.

1: Source: Companies reports, BCB, Nu.
2: Source: BCB.
3: Data for Brazil only.



> *Our business model continues to compound growth and profitability. During Q2'23, Nu maintained its positive trajectory with operating trends showing resilience and further decoupling from the broader markets. Our revenues reached $1.9 billion, expanding by 60% year-over-year. Net Income reached $224.9 million and Adjusted Net Income has grown to $262.7 million. We added 4.6 million new clients, bringing our total at the end of the quarter to 83.7 million. In Brazil, we have almost half of the adult population as clients, which make us the 4th largest financial institution in the country in number of customers according to the Brazilian Central Bank. We could not be more optimistic about the future.*

David Vélez, founder and CEO

Strategic Initiatives and Business Update

Growing and More Engaged Customer Base. Reached another historical highs for both retail customers and Small and Medium Enterprises (SMEs), closing the quarter with a record **83.7 million** customers, with the activity rate up to a record high of **82.2%**. In Brazil, customers increased more than **27%** YoY to **79.4 million.** Nu's customers in Brazil now account for **49%** of the country's adult population, versus **46%** in the previous quarter. In addition, Nu has become the primary banking account (PBA) for over **58%** of the monthly active customers who have been with the Company for over a year. Nu's customer base in Mexico increased over **33%** YoY to **3.6 million**. In Colombia, Nu reached around **700 thousand** customers in the quarter, a **133%** increase YoY.

Increasing Client Engagement by Building a Multi-Product Platform. Core products, which include credit cards, banking accounts, and personal loans, reached approximately **37 million**, **60 million**, and **7 million** active customers, respectively. Insurance reached more than **1 million** active policies, while NuInvest reached over **10 million** and NuCripto reached **1.3 million** active customers.

Sustaining Growth of Deposit Franchise. Deposits increased **23%** YoY FXN, to **$18.0 billion** in Q2'23, while funding cost was virtually stable QoQ at **80%** the CDI rate, Brazil's interbank deposit rate, in line with expectations, showing that Nu is starting to unlock the value of the strong liability franchise built. Nu continues optimizing the use of deposits quarter after quarter, as reflected in its **35%** loan-to-deposit ratio (LDR).

Expanding Interest-Earning Portfolio (IEP). Total portfolio increased **48%** YoY FXN, to **$14.8 billion** in Q2'23, with IEP rising **80%** FXN in the period, to **$6.3 billion**. Growth reflects the ramp up of personal loans, which increased **33%** YoY FXN to **$2.8 billion**, and credit card receivables, which expanded **54%** YoY FXN to **$12.0 billion**. The interest-earning installments balances gained share again, representing a record-high **19%** of the credit card book. In the meanwhile, the share of revolving receivables was kept at **7%** of total credit card receivables for the fourth consecutive quarter. Lending cohorts kept the trend seen last quarter, behaving better than expectations, and supporting once again an increase in originations. Lending originations achieved **R$7.3 billion** this quarter, a **53%** YoY FXN increase.

Increasing Nu's Share of Customer's Financial Lives. ARPAC increased **18%** YoY FXN to **$9.3** in Q2'23. This was the result of a higher number of active and PBA clients when compared to one year ago, which consumed a larger and more profitable set of financial products, and drove an **60%** increase in revenues YoY FXN to **$1.9 billion**, also a record-high.

Sustaining Low Cost to Serve. Monthly Average Cost to Serve Per Active Customer was virtually flat YoY FXN at **$0.8** in Q2'23 and Q2'22. Cost to serve is still below the US$1 level, as expected, underscoring the Company's ability to scale its platform leveraging sustainable cost advantages.

Key Operating and Financial Metrics



Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended June 30, 2023, 2022 and March 31, 2023. Variations in % are calculated over the same quarter of previous year. See definitions on page 16.

Summary of Consolidated Operating Metrics			
CUSTOMER METRICS	Q2'23	Q2'22	Q1'23
Number of Customers (in millions)	83.7	65.3	79.1
Number of Customers growth (%)	28%	57%	33%
Active Customers (in millions)	68.8	52.3	64.9
Activity Rate	82%	80%	82%
CUSTOMER ACTIVITY METRICS			
Purchase Volume (in $ billions)	26.3	20.0	23.3
Purchase Volume growth (%)	32%	102%	47%
Monthly Average Revenue per Active Customer (in $)	9.3	7.8	8.6
Monthly Average Cost to Serve per Active Customer (in $)	0.8	0.8	0.8
FX NEUTRAL			
Purchase Volume (FX Neutral) (in $ billions)	26.3	20.2	24.2
Purchase Volume growth (%)	30%	94%	48%
Monthly Average Revenue per Active Customer (in $)	9.3	7.9	8.9
Monthly Average Cost to Serve per Active Customer (in $)	0.8	0.9	0.9
CUSTOMER BALANCES			
Total portfolio - credit card and personal loans (in $ billions)	14.8	9.1	12.8
Portfolio growth (%)	63%	94%	45%
Deposits (in $ billions)	18.0	13.3	15.8
Deposits growth (%)	35%	77%	25%
Interest-Earning Portfolio (in $ billions)	6.3	3.2	5.2
Interest-Earning growth (%)	97%	220%	68%
FX NEUTRAL			
Total portfolio - credit card and personal loans (in $ billions)	14.8	10.0	13.5
Portfolio growth (%)	48%	108%	55%
Deposits (in $ billions)	18.0	14.6	16.7
Deposits growth (%)	23%	87%	34%
Interest-Earning Portfolio (in $ billions)	6.3	3.5	5.5
Interest-Earning growth (%)	80%	218%	83%

Summary of Consolidated Financial Metrics			
COMPANY FINANCIAL METRICS	**Q2'23**	**Q2'22**	**Q1'23**
Revenue (in $ millions)	1,868.6	1,157.5	1,618.7
Revenue growth (%)	61%	244%	85%
Gross Profit (in $ millions)	782.0	363.5	650.9
Gross Profit Margin (%)	42%	31%	40%
Credit Loss Allowance Expenses / Credit Portfolio (%)	4.0%	3.7%	3.7%
Net Income (Loss) (in $ millions)	224.9	(29.9)	141.8
Adjusted Net Income (in $ millions)	262.7	17.0	182.4
FX NEUTRAL			
Revenue (in $ millions)	1,868.6	1,168.0	1,678.3
Revenue growth (%)	60%	230%	87%
Gross Profit (in $ millions)	782.0	366.8	674.9
Net Income (Loss) (in $ million)	224.9	(30.2)	147.0
Adjusted Net Income (in $ millions)	262.7	17.1	189.1


Customers (millions)
28%
65.3
83.7
Jun'22
Jun'23


Activity Rate
2.1 p.p
80.2%
82.2%
Jun'22
Jun'23


Purchase Volume ($ billion)
30% (FXN)
20.0
26.3
Jun'22
Jun'23

Customers reached **83.7 million** at the close of Q2'23, up **28%** YoY. In Brazil, Nu's customer base increased **27%** YoY to **79.4 million**, with SMEs customers' growth of **55%** YoY, expanding to **3.1 million** as of June 30, 2023, up from **2.0 million** in the same period a year ago. In Mexico, the number of customers increased over **33%** YoY to **3.6 million**. In Colombia, the customer base grew to around **700 thousand**.

Activity Rate increased **2.1 p.p.** YoY to **82.2%** at quarter-end, from **80.2%** a year ago, reaching another historical high and consecutive quarterly increase.

Purchase Volume increased **30%** YoY FXN to **$26.3 billion** in Q2'23, sustaining its strong growth path.



Deposits ($ billion)
23% (FXN)
13.3
18.0
Jun'22
Jun'23



Interest Earning Portfolio ($ billion)
80% (FXN)
3.2
6.3
Jun'22
Jun'23

Deposits expanded **23%** YoY FXN to **$18.0 billion** at quarter-end. Loan to deposit ratio achieved **35%** this quarter, showing that Nu keeps optimizing the use of those deposits quarter after quarter.



Credit Card IEP Evolution
(% of Total Receivables)
Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
85%
6%
8%
75%
15%
10%
Q2'22
83%
7%
10%
74%
17%
10%
Q3'22
81%
7%
12%
74%
17%
9%
Q4'22
77%
7%
16%
72%
18%
10%
Q1'23
74%
7%
19%
73%
16%
11%
Q2'23

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances.
Note 2: All data presented is for Brazil only.
Note 3: Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances.
Note 4: : Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3).
Note 5: Market balances excluding Nu.
Source: Nu, Brazilian Central Bank.

Interest-Earning Portfolio (IEP) increased **80%** YoY FXN to **$6.3 billion** at the close of Q2'23.

Nu continues to pursue a strategy of increasing the share of credit card loans that earn interest. In Q2'23, interest-earning installments balances once again gained share, representing a record-high **19%** of the credit card receivables of the Brazilian operation. Nu has intentionally not expanded share of revolving receivables, which continued for the fourth consecutive quarter at **7%** of total credit card receivables.


Monthly Average Revenue
per Active Customer - ARPAC ($)
18% (FXN)
7.8
9.3
Jun'22
Jun'23


Monthly Average Cost to Serve
per Active Customer ($)
-11% (FXN)
0.8
0.8
Jun'22
Jun'23

Monthly Average Revenue per Active Customer (ARPAC) increased **18%** YoY FXN, to **$9.3** in Q2'23. This was the result of a higher number of active and PBA clients, which consume a larger and more profitable set of financial products. Higher ARPAC drove a **60%** YoY FXN increase in revenues, to **$1.9 billion**, also a record-high.

Compounding Effect of More Engagement And More Cross-Sell Driving ARPAC Expansion


Active Customers Using NuAccount as their Primary Banking Account (%)
Total: 58%
Months
Number of Products Per Active Customer
Average: 3.8
1Q'17
2Q'23
Months
Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
Avg. monthly ARPAC of $9.3/month while some mature cohorts already reach ~$24/month
Average: US$9.3
1Q'17
2Q'23
Months

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. We calculate the percentage of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers; that have been with us for more than 12 months.

Note 2: 'Number of products per active customer' refers to the number of products used by an active customer.

Note 3: 'ARPAC' stands for Average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Note 4: The averages are calculated for the entire user base for each metric, respectively.

Source: Nu.

Monthly Average Cost to Serve Per Active Customer remained unchanged YoY at **$0.8**, still below the US$1 level, as expected. Over the same period, ARPAC increased **18% FXN,** as mentioned above, underscoring the strong operating leverage of the business model.

Delinquency Ratios Tracking Expectations

15-90 NPLs



Consumer Finance
Consumer Finance – Q4'19 constant product mix

90+ NPLs



Consumer Finance
Consumer Finance – Q4'19 constant product mix

Note 1: 'NPL' is a non-performing loan.
Note 2: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.
Note 3: Information presented for Brazil only.
Source: Nu.

Non-Performing Loans / Delinquency Nu's NPL 15-90 ratio, as a leading indicator, decreased **10bp** QoQ to **4.3%**[4], in line with the expectations. Part of that drop was driven by the improvement in performance of the personal loan cohorts, as mentioned earlier. The 90+ delinquency measures, NPL 90+, increased from **5.5%**[4] to **5.9%**[4] QoQ, which is in line with the expected stacking behavior of the early delinquency buckets in previous periods.

Loan renegotiations, in turn, remained at around **9%** of the book this quarter, with almost half of those coming from credits that are not overdue at the time of renegotiation.

4: Data for Brazil only.

Capital and Liquidity Positions


Capital Position (US$Bn)
Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
3x
2x
1.6
0.7
0.9
2.0
0.7
1.3
4.4
2.4
0.7
1.3
NuFIN Capital Position
Prudential Conglomerate
Nu Holdings


Liquidity Position (US$Bn)
LDR
35%
6.3
18.0
Interest Earning Portfolio
Total Deposits

Note 1: The first bar considers a Capital Adequacy Ratio (CAR) of 10.5% for Nu Financeira S.A., our main financial institution, as of June 2023, according to CMN Resolution No. 4,955/21, and excludes US$98 million of capital requirements applicable to Nu Pagamentos S.A., our main payment institution, on the same date, according to Circular No. 3,681/13. The second and third bars consider a CAR of 6.75% from BCB Resolution No. 200/22, applicable to the conglomerate led by Nu Pagamentos starting in July 2023.
Note 2: 'LDR' stands for Loan to Deposit Ratio.
Source: Nu.

Capital

Nu strengthened its position as one of the best-capitalized players in the region with a Basel Index in Brazil of **20.2%**, well above the minimum required of **10.5%**. In addition, Nu Holdings has **$2.4 billion** in excess cash.

Liquidity

As of June 30, 2023, Nu had an interest-earning portfolio of **$6.3 billion,** while total deposits were roughly three times this amount, at **$18.0 billion**. Hence, loan to deposit ratio stood at **35%**.

Financial Discussion



REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT



Revenue ($ million)
60% (FXN)
1,157.5
1,868.6
Jun'22
Jun'23



Gross Profit ($ million)
113% (FXN)
363.5
782.0
Jun'22
Jun'23

Revenue increased **61**% YoY, or **60**% YoY FXN, to another record high of **$1,868.6 million** in Q2'23.

Revenue ($ million)	**Q2'23**	**Q2'22**
Interest Income and Gains (Losses) on Financial Instruments	1,500.2	853.0
Fee and Commission Income	368.4	304.5
Total	**1,868.6**	**1,157.5**
FX Neutral		
Interest income and Gains (Losses) on Financial Instruments	1,500.2	860.7
Fee and Commission Income	368.4	307.2
Total	**1,868.6**	**1,167.9**

Interest Income and Gains (Losses) on Financial Instruments increased **76%** YoY, or **74%** YoY FXN, to **$1,500.2 million** in Q2'23. The increase reflected mainly three factors: (1) higher interest income in the consumer finance portfolio, associated with the ongoing expansion of both personal loans and credit cards; (2) credit mix, mainly associated with the increase of installments with interest within the credit card portfolio and the origination acceleration of the lending portfolio; and (3) the rise in Brazil's interest rates (CDI) which accumulated **3.11%** quarterly in Q2'23 versus **2.88%** quarterly in Q2'22. Fee and Commission Income in Q2'23 increased **21%** YoY**,** or **20%** YoY FXN to **$368.4 million.** This resulted mainly from higher interchange fees, driven by increased credit and debit card purchase volumes reflecting continued growth in Nu's customer base and their activity rates.

Cost of Financial and Transactional Services Provided

In Q2'23, the Cost of Financial and Transactional Services Provided increased **37%** YoY, or **36%** YoY FXN to **$1,086.6 million**. This cost accounted for **58%** of revenue in Q2'23, versus **69%** in Q2'22, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q2'23	Q2'22
Interest and Other Financial Expenses	(453.4)	(407.5)
Transactional Expenses	(42.8)	(48.0)
Credit Loss Allowance Expenses	(590.4)	(338.5)
Total	**(1,086.6)**	**(794.0)**
% of Revenue	**58%**	**69%**
FX Neutral		
Interest and Other Financial Expenses	(453.4)	(411.2)
Transactional Expenses	(42.8)	(48.4)
Credit Loss Allowance Expenses	(590.4)	(341.5)
Total	**(1,086.6)**	**(801.1)**
% of Revenue	**58%**	**69%**

The increase in Interest and Other Financial Expenses was mainly due to higher interest expenses on retail deposits that resulted from the increase in Brazil's interest rates in comparison to Q2'22, as well as the expansion of Nu's retail deposits balance, which achieved **$18.0 billion** this quarter. In addition, this line is also directly impacted by the improving cost of funding recently observed at Nu in Brazil, which stood at **80%** of the CDI during Q2'23, and compared to **98%** of the CDI during Q2'22. Finally, similar to prior quarters, Credit Loss Allowance Expenses increased primarily driven by the growth in the credit portfolio, as Nu front load provisions based on the expected losses for the life of the credit in accordance with IFRS 9's expected loss methodology. The increase in provisions this quarter, therefore, is directly linked to the higher loan origination volumes recorded in the quarter.

Gross Profit

In Q2'23, Gross Profit increased **115%** YoY, or **113%** YoY FXN, to **$782.0 million,** and gross profit margin increased to **42%** compared to **31%** in Q2'22.

OPERATING EXPENSES

In Q2'23, Operating Expenses totaled **$458.0 million**, increasing **18%** YoY, or **17%** YoY FXN, but declining as a percentage of revenues, to **25%** from **34%** in Q2'22.

Operating Expenses ($ million)	Q2'23	Q2'22
Customer Support and Operations	(113.3)	(77.7)
General and Administrative Expenses	(256.4)	(229.5)
Marketing Expenses	(33.9)	(36.2)
Other Income (Expenses)	(54.4)	(44.7)
Total	**(458.0)**	**(388.1)**
% of Revenue	**25%**	**34%**
FX Neutral		
Customer Support and Operations	(113.3)	(78.4)
General and Administrative Expenses	(256.4)	(231.6)
Marketing Expenses	(33.9)	(36.6)
Other Income (Expenses)	(54.4)	(45.1)
Total	**(458.0)**	**(391.7)**
% of Revenue	**25%**	**34%**

The absolute increase in Operating Expenses resulted mainly from the **46%** YoY, or **45%** in FXN growth in Customer Support and Operations expenses, mainly impacted by an increase of **55%** YoY in infrastructure and data processing costs related to Cloud and Software expenses, aligned with higher customer activity; an increase of **65%** YoY in salaries and associated benefits related to increases in headcount in comparison to Q2'22; and an increase of **68%** YoY associated with higher collection fees due to expanded credit portfolio.

Operating Leverage

The combination of the continued growth of the credit card and lending portfolio, together with the improvement of the funding cost, have contributed to the expansion of the net interest income, or NII, and net interest margin, or NIM, to new record-high levels.

NII gained another digit this quarter, reaching **US$1.0 billion,** which represents yet another impressive growth of **133%** YoY, an increase of 260bp QoQ.


NII (US$MM) & NIM (%)
YoY: 133%
FXN
446
9.7%
527
11.1%
688
13.5%
815
15.7%
1,047
18.3%
NIM (%)
Q222
Q322
Q422
Q123
Q223

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.

Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.
Source: Nu.

Nu has consistently improved its efficiency ratio over time. In Q2'23, the efficiency ratio achieved **35.4%,** or **29.2%** excluding share-based compensation, from **58.2%** one year-ago. This level of efficiency already ranks Nu Holdings as one of the most efficient companies among Latin American financial institutions.



Efficiency
NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
91.6%
68.6%
213.3
(195.3)
72.7%
57.4%
278.9
(202.7)
72.3%
60.7%
379.5
(274.3)
75.8%
56.1%
459.0
(347.8)
65.6%
52.7%
604.2
(396.2)
58.2%
750.0
50.2%
(436.1)
55.1%
847.0
45.8%
(466.4)
1,043.0
47.4%
41.0%
(494.0)
1,178.5
39.0%
33.5%
(460.1)
1,415.2
35.4%
29.2%
(500.8)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'F&C' stands for Fee and Commission Income.
Note 3: Costs include transactional costs and operating expenses.
Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.
Note 5: Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81.5%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 6: 'SBC' refers to Share Based Compensation.
Source: Nu.

EARNINGS

Net Income (Loss)

Posted Net Income of **$224.9 million**, compared to a **$29.9 million** Loss in Q2'22. These encouraging results show another quarter of improved bottom-line performance and validate Nu's strategy and business model.

Adjusted Net Income

In Q2'23, Nu reported an Adjusted Net Income of **$262.7 million** compared to an Adjusted Net Income of **$17.0 million** in Q2'22.

Adjusted Net Income is a non-IFRS measure calculated using profit (loss) adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among others. For more information, please see "Non-IFRS Financial Measures and Reconciliations".

Conference Call

August 15, 2023

at 6:00 p.m. ET (7:00 p.m. BRT)

Access details

www.investors.nu


Nubank

Definitions



Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX") Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

Interest-Earning Portfolio - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

IPO - means Initial Public Offering.

Loan-to-Deposit Ratio ("LDR") - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual

monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Net Interest Income (NII) - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin (NIM) - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Nu Financeira and Nu Pagamentos - Nu Holdings' subsidiaries in Brazil.

Number of Products per Active Customers - refers to the number of active products an active customer has.

Primary Banking Account - refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

Risk-Adjusted Net Interest Margin - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost.

SMEs - small and medium-sized enterprises.

Total Portfolio - is the addition of credit card exposures and personal loans to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

Forward-Looking Statements



This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 20, 2023 and the Reference Form filed with the Brazilian Securities and Exchange Commission on May 29, 2023. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this release, which are inherently uncertain. In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this release to "R$" refer to the Brazilian Real, the official currency of Brazil.

Non-IFRS Financial Measures and Reconciliations



This release includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Adjusted Net Income Reconciliation

For the three-month periods ended June 30, 2023 and 2022
(In millions of U.S. Dollars)

Nu Holdings (Consolidated)	For the three months ended June 30,	
	2023	2022
Adjusted Net Income ($ million)		
Profit (Loss) attributable to shareholders of the parent company	224.9	(29.9)
Share-based compensation	87.0	59.8
Allocated tax effects on share-based compensation	(28.8)	(14.2)
Hedge of the tax effects on share-based compensation	(20.4)	1.3
Adjusted Net Income for the period	**262.7**	**17.0**

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate the financial performance despite variations in foreign currency exchange rates, which may not be indicative of the core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended June 30, 2022 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended June 30, 2022 (R$4.988 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended June 30, 2023 (R$4.943 to US$1.00), so as to present what certain of the statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2023.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended June 30, 2023 and 2022 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of June 30, 2023 (R$4.7854 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on June 30, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1944, MXN 18.9665 and COP 4,696.9250 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.0757, MXN 18.8385 and COP 4,670.8600 to US$ 1.00).

As of February 28, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1755, MXN 18.5981 and COP 4,809.1650 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2364, MXN 18.3057 and COP 4,862.6600 to US$ 1.00).

As of March 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.2038, MXN 18.3980 and COP 4,750.0495 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0631, MXN 18.0462 and COP 4,663.2500 to US$ 1.00).

As of April 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.0147, MXN 18.0849 and COP 4,524.8911 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9880, MXN 18.0003 and COP 4,695.2700 to US$ 1.00).

As of May 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9793, MXN 17.7365 and COP 4,520.4267 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0556, MXN 17.6874 and COP 4,451.1100 to US$ 1.00).

As of June 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.4856, MXN 17.2340 and COP 4,192.9295 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7854, MXN 17.1248 and COP 4,171.7900 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Consolidated Statements



Profit or Loss

For the three-month period ended June 30, 2023 and 2022
(In thousands of U.S. Dollars)

	06/30/2023	06/30/2022
Interest income and gains (losses) on financial instruments	1,500,225	853,013
Fee and commission income	368,415	304,548
Total revenue	**1,868,640**	**1,157,561**
Interest and other financial expenses	(453,426)	(407,500)
Transactional expenses	(42,797)	(48,036)
Credit loss allowance expenses	(590,434)	(338,492)
Total cost of financial and transactional services provided	**(1,086,657)**	**(794,028)**
Gross profit	**781,983**	**363,533**
Operating expenses		
Customer support and operations	(113,309)	(77,703)
General and administrative expenses	(256,408)	(229,505)
Marketing expenses	(33,923)	(36,208)
Other income (expenses)	(54,366)	(44,729)
Total operating expenses	**(458,006)**	**(388,145)**
Profit (loss) before income taxes	**323,977**	**(24,612)**
Income taxes		
Current taxes	(263,071)	(96,249)
Deferred taxes	163,960	91,011
Total income taxes	**(99,111)**	**(5,238)**
Profit (loss) for the three-month period	**224,866**	**(29,850)**
Profit (loss) attributable to shareholders of the parent company	224,866	(29,697)
Profit (loss) attributable to non-controlling interests	-	(153)

Financial Position

As of June 30, 2023 and December 31, 2022
(In thousands of U.S. Dollars)

	06/30/2023	12/31/2022
Assets		
Cash and cash equivalents	6,175,049	4,172,316
Financial assets at fair value through profit or loss	182,769	133,643
Securities	*156,233*	*91,853*
Derivative financial instruments	*26,223*	*41,485*
Collateral for credit card operations	*313*	*305*
Financial assets at fair value through other comprehensive income	7,479,797	9,947,138
Securities	*7,479,797*	*9,947,138*
Financial assets at amortized cost	17,135,460	13,684,484
Credit card receivables	*10,387,713*	*8,233,072*
Loans to customers	*2,433,209*	*1,673,440*
Compulsory and other deposits at central banks	*2,826,879*	*2,778,019*
Other receivables	*1,346,560*	*521,670*
Other financial assets	141,099	478,283
Other assets	706,514	541,903
Deferred tax assets	1,224,983	811,050
Right-of-use assets	16,414	18,982
Property, plant and equipment	35,246	27,482
Intangible assets	254,378	182,164
Goodwill	397,473	397,397
Total assets	**33,608,083**	**29,916,559**

	06/30/2023	12/31/2022
Liabilities		
Financial liabilities at fair value through profit or loss	190,403	218,174
Derivative financial instruments	*41,715*	*9,425*
Instruments eligible as capital	*3,766*	*11,507*
Repurchase agreements	*144,922*	*197,242*
Financial liabilities at amortized cost	26,547,815	23,448,892
Deposits	*18,033,728*	*15,808,541*
Payables to network	*7,749,565*	*7,054,783*
Borrowings and financing	*764,522*	*585,568*
Salaries, allowances and social security contributions	150,033	90,587
Tax liabilities	562,206	511,017
Lease liabilities	19,171	20,353
Provision for lawsuits and administrative proceedings	4,653	17,947
Deferred income	54,882	41,688
Deferred tax liabilities	85,048	41,118
Other liabilities	349,273	636,000
Total liabilities	**27,963,484**	**25,025,776**
Equity		
Share capital	84	83
Share premium reserve	4,970,786	4,963,774
Accumulated gain (losses)	546,742	64,577
Other comprehensive income (loss)	126,987	(137,651)
Equity attributable to shareholders of the parent company	**5,644,599**	**4,890,783**
Total liabilities and equity	**33,608,083**	**29,916,559**

Cash Flows

For the six-month period ended June 30, 2023 and 2022
(In thousands of U.S. Dollars)

	06/30/2023	06/30/2022
Cash flows from operating activities		
Reconciliation of profit (loss) to net cash flows from operating activities:		
Profit (Loss) for the period/year	366,617	(74,854)
Adjustments:		
Depreciation and amortization	27,156	18,088
Credit loss allowance expenses	1,106,800	625,185
Deferred income taxes	(267,946)	(212,710)
Provision for lawsuits and administrative proceedings	2,502	(1,958)
Unrealized losses (gains) on other investments	21,720	(5,067)
Unrealized losses (gains) on financial instruments	51,705	38,458
Interest accrued	40,139	8,907
Share-based payments	116,850	135,656
	1,465,543	**531,705**
Changes in operating assets and liabilities:		
Securities	2,221,786	(773,539)
Compulsory deposits and others at central banks	(46,123)	(635,319)
Credit card receivables	(3,246,823)	(2,459,157)
Loans to customers	(1,245,332)	(1,145,997)
Other receivables	(778,678)	(335,367)
Other assets	163,262	(145,172)
Deposits	2,100,527	3,755,012
Payables to network	655,859	1,086,143
Deferred income	12,455	6,149
Other liabilities	197,455	230,430
Interest paid	(36,152)	(8,274)
Income tax paid	(410,151)	(234,444)
Interest received	740,431	670,462
Cash flows (used in) generated from operating activities	**1,794,059**	**542,632**

	06/30/2023	06/30/2022
Cash flows from investing activities		
Acquisition of property, plant and equipment	(11,403)	(7,425)
Acquisition of intangible assets	(87,257)	(45,611)
Acquisition of subsidiary, net of cash acquired	-	(10,346)
Acquisition of securities - equity instruments	-	(2,500)
Cash flow (used in) generated from investing activities	**(98,660)**	**(65,882)**
Cash flows from financing activities		
Issuance of shares for over-allotment in IPO	-	247,998
Transactions costs for over-allotment in IPO	-	(3,985)
Payments of securitized borrowings	-	(10,633)
Proceeds from borrowings and financing	95,419	353,878
Payments of borrowings and financing	(10,546)	(38,305)
Lease payments	(3,803)	(2,416)
Exercise of stock options	7,013	3,304
Cash flows (used in) generated from financing activities	**88,083**	**549,841**
Change in cash and cash equivalents	**1,783,482**	**1,026,591**
Cash and cash equivalents		
Cash and cash equivalents - beginning of the period	4,172,316	2,705,675
Foreign exchange rate changes on cash and cash equivalents	219,251	(31,246)
Cash and cash equivalents - end of the period	6,175,049	3,701,020
Increase (decrease) in cash and cash equivalents	**1,783,482**	**1,026,591**

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

Nu Holdings LTD.
NYSE: NU

investors.nu



About Nu Holdings Ltd.

Nu is one of the world's largest digital financial services platforms, serving more than 83 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br.